

August 18, 2021

Richard Lindahl
Chief Financial Officer
Emergent BioSolutions Inc.
400 Professional Drive Suite 400
Gaithersburg, Maryland

> **Re: Emergent BioSolutions Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2021**
> **File No. 001-33137**

Dear Mr. Lindahl:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Contract Development and Manufacturing Services, page 58

1. You disclosed here that the increase in the 2020 CDMO service revenue was due to the Covid-19 related contracts and arrangements. Considering the significance of this item in 2020 and for the six months ended June 30, 2021, tell us how you have considered compliance with the disclosure requirement under Item 303 of Regulation S-K, which requires the disclosure of any significant components of revenues or expenses that, in the registrant's judgment, should be described in order to understand the registrant's results of operations, as well as any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Please include revised disclosure to be included in future filings.

Gross Profit Margin for Product Sales and CDMO services, page 59

2.   Here you disclosed gross profit margin for product sales and CDMO services. Please respond to the following comments:

  • The gross profit margin balance you presented on page 59 showed a significant increase from 55.9% in 2019 to 63.6% in 2020. Explain to us, and revise all future filings to disclose the reason for the significant increase, including the underlying drivers and any trends.
  • During our prior review, you provided analysis and justifications for reporting a combined Cost of Product Sale and CDMO services as one line item in your statement of operations. Considering that now CDMO service increased to account for a significant share of your total revenue and costs, which also appears to have contributed to your margin improvement, please provide us with your analysis why it is appropriate to continue to report these costs as one line item.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition - CDMO Services, page 81

3.   Here you disclosed that you have determined that the technology transfer, stand-ready and suite-reservation performance obligations are satisfied over time, but only provided the method used to recognized revenue for the suite-reservation performance obligation. Please provide revised disclosure to be included in future filings of the method used to recognize the technology transfer and stand-ready performance obligations, and why the methods used provide a faithful depiction of the transfer of goods and services. Refer to ASC 606-10-50-18.

Note 3. Revenue Recognition, page 85

4.   Considering their significance, please expand to provide, here or where appropriate, information of your CDMO contracts in sufficient detail to enable investors to understand the nature, amount, timing and uncertainty of revenue, cash flows arising from these contracts, including both qualitative and quantitative information, as required under ASC 606-10-50-1. At a minimum, please clarify to us, including proposed disclosure for future filings, the following:

  • how you accounted for each component of each significant contract, including the BARDA contract entered into on May 24, 2020, and included in Exhibit 10.62, which consists of $542.7 million allocated to the reservation of manufacturing capacity and $85.5 million for accelerating the planned expansion of viral and non-viral drug product fill/finish capacity.
    ◦ Tell us your consideration of accounting for the reservation of the manufacturing capacity performance obligation in Task 1 of the May 2020 BARDA agreement as a lease. Tell us which contract(s) had a suite-reservation performance obligation referred to on page 86 and why. If the suite-reservation

           performance obligation relates to the BARDA agreement, please reconcile the amount allocated to the reservation of manufacturing capacity in Task 1 of the Task order ending in 007 to the amounts disclosed on page 86 for operating leases.

- ○ Clarify if the reservation of manufacturing capacity, for which $542.7 million was valued as disclosed on page 13, includes the manufacturing activities performance obligation discussed in Task 1 in section C.3.1 of the BARDA agreement and, if so, why the $542.7 million is not allocated between the reservation of manufacturing capacity and manufacturing activities performance obligations. Refer to Section C.3.1 of the BARDA agreement.
- ○ Clarify if you expensed the costs of the capacity expansion in Task 2 of section C.3.2 of the BARDA agreement as research and development or capitalized the amounts pursuant to ASC 730-10-25-2a. If you capitalized the costs, please tell us why you believe the costs have alternative future use. In this regard, we note the reference on page 13 to capital investment projects which appears to include the costs under the BARDA agreement.

- how you accounted for modifications of your original task orders, including modifications to the BARDA agreements to date.
- the basis for your accounting for the BARDA contract and each significant contract, including the Johnson & Johnson and AstraZeneca contracts, referencing the appropriate accounting literature.
- where you disclosed in your filing new tasks such as the BARDA agreement included in Exhibit 10.66 or any significant modifications to your agreements, other than in the Exhibits.
  - ○ If no additional disclosure is considered necessary in the body of the filing, please tell us why.
  - ○ Tell us if the reduction in price for your May 2020 task order ending in 007, discussed in Exhibit 10.10 of the June 30, 2021 10-Q, is material to your financial statements and, if so, why the terms of the modification are not disclosed.
- the nature of each performance obligation for each significant contract and when your performance obligations are satisfied. Refer to ASC 606-10-50-12.
- the amount of the transaction price allocated to performance obligations for each contract that are unsatisfied as of the end of the reporting period pursuant to ASC 606-10-50-13 and an explanation of when you expect to recognize the revenue.
- your consideration of providing disaggregated revenue by significant contract, contract-type, and prime vs subcontractor pursuant to ASC 606-10-50-5.
- why disclosure of the terms of the significant contracts is not required to be included in the filing.
- your consideration of including the reservation fee for the BARDA contract in your description of CDMO services throughout the filing, including pages 5 and 12. In this regard, the description appears inconsistent with the description on page 81 in the financial statements.

Consolidated Financial Statements
17. Segment Information, page 105

5.   You state on page 7 that you are organized into four business units, however you have only presented one reportable segment. Please provide us an analysis of why you believe additional segment disclosure is not required pursuant to ASC 280.

Form 10-Q for the Fiscal Quarter Ended June 30, 2021

Item 1. Risk Factors
Product Development and Commercialization Risks, page 39

6.   You disclose in Risk Factors the FDA inspection on April 21, 2021 which discovered cross-contamination of a single drug substance lot intended for further drug product manufacturing and use in the Johnson & Johnson's COVID-19 vaccine. Please provide revised disclosure to be included in future filings for the following:

- Disclose in Management's Discussion and Analysis the effect the cross-contamination had on your results of operations.
- Clarify on page 29 that the $41.5 million inventory write-off relates to the cross-contamination issue.
- Provide additional disclosure relating to the status of the AstraZeneca contract as a result of the cross-contamination issue and how your results of operations have been and will be affected in the future.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Li Xiao at (202) 551-4391 or Mary Mast at (202) 551-3613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences